Exhibit 99.1

Organigram Holdings Inc. Files Final Base Shelf Prospectus

MONCTON, New Brunswick--(BUSINESS WIRE)--August 31, 2021--Organigram Holdings Inc. (“Organigram” or the “Corporation”) (TSX: OGI) (NASDAQ: OGI) announced today that it has obtained a receipt for a final short form base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. A corresponding shelf registration statement on Form F-10 (the “Registration Statement”) has been filed with the United States Securities and Exchange Commission (SEC File No. 333-257363), but is not yet effective.

The Base Shelf Prospectus enables Organigram to qualify the distribution of up to C$500,000,000 of common shares, preferred shares, debt securities, subscription receipts, warrants, and units during the 25-month period that the Base Shelf Prospectus remains effective. The specific terms of any future offering of securities will be established in a prospectus supplement filed with the applicable Canadian and US regulatory authorities. The Base Shelf Prospectus will provide flexibility for financing options to pursue the Corporation’s objectives.

A copy of the Base Shelf Prospectus can be found on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

No offer to buy any securities of the Corporation can be accepted until the Registration Statement has become effective.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a cannabis infused soft chew and confectionary manufacturer in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Corporation's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick with another leased manufacturing facility in Winnipeg, Manitoba. Organigram is regulated by the Cannabis Act and the Cannabis Regulations (Canada)

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in Organigram’s most recent annual information form, management’s discussion and analysis and other Corporation documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). In addition, there can be no assurance that Organigram will obtain a receipt qualifying a final short form base shelf prospectus, that any prospectus supplements will be filed, that any financings will be completed under the short form base shelf prospectus, and that the objectives sought from any financings will be fulfilled. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Corporation believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Corporation disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. The descriptions of the terms of the agreements referenced in this release are qualified by the terms of the agreements themselves, copies of which shall be filed under Organigram’s profile on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov).

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca (416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca